Security Land & Development Corp

March 15, 2017

Christina Chalk

Senior Special Counsel

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

            RE:     Security Land & Development Corporation

                        Schedule TO-I

                        Schedule 13E-3

                        Filed February 8, 2017

                        File No. 005-44752

Dear Ms. Chalk:

This letter is in response to your comment letter dated February 21, 2017 regarding the Security Land & Development Corporation Schedule TO filed February 8, 2017.  Initially, we note the following developments.

Further information and developments: Subsequent to February 7, 2017, two directors informed the Company that they or their affiliates had reconsidered their earlier determination not to tender shares in the Offer, and now intend to tender an aggregate of 161,500 shares into the Offer.  Our director, Robert Flanagin (a member of the Flanagin Family and a “Filing Person”) now intends to tender 75,000 of his shares.  Our director, John C. Bell, Jr. has advised us that the owners of 86,500 of the shares beneficially owned by him now intend to tender those shares.  The disclosures in the Offer have been revised accordingly.

We are amending our Schedule TO and the related Offer to Purchase consistent with our responses to your comments.   We extended the Offer for 20  business days, until April 12, 2017, to facilitate review of the Amended Offer to Purchase. We will re-distribute the Amended Offer to the stockholders.

The following are our responses to each of your comments.

**********************************

Schedule TO

Offer to Purchase for Cash

General

  We note that the offer is subject to a Financing Condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response:  We have revised the Offer to remove the “Financing Condition”, because our description of a Financing Condition was not intended to connote that financing was uncertain, but rather to consider the possibility of a material adverse change in our financial condition that would cause an event of default.  Our bank facility with State Bank, described in the Offer to Purchase, commits funds sufficient to fully finance the Offer, including specific consent to use the funds to purchase the Shares in the Offer.  The availability of funds under the bank facility is not currently a condition to the Offer, but an adverse change in our financial condition could cause the bank to declare a default and terminate availability of our borrowing ability.  The discussion of the Conditions of the Offer in Section 10 have been adjusted accordingly. In light of the foregoing, we do not believe a material change has occurred in the Offer by reason of these amendments.

Summary Term Sheet, page 1

  Include a section here summarizing the section on page 18 discussing the interests of corporate insiders in this going private transaction.

Response:  We revised the Summary Term Sheet accordingly.  See the new discussion of “What is the interest of the Flanagin Family in the Company’s shares and the Offer?” and the revised discussion of “Who will be the majority stockholders after the completion of the Offer?”.

  To the extent that you add corporate insiders as filers on the Schedule 13E-3 in response to these comments, provide the disclosure required by Instruction 3 to Item 1013(d) of Regulation M-A here and in the appropriate section later in the disclosure document disseminated to shareholders.

Response:  We added the Flanagin Family as filers on the Schedule 13E-3 and have revised the Summary Term Sheet accordingly.  See the new discussion of “What is the interest of the Flanagin Family in the Company’s shares and the Offer?” and revised discussion in Section 12.

Who will be the majority stockholders after the completion of the Offer?, page 2

  The disclosure here states that “it is likely that the Flanagin family will own a majority of our stock after the Offer.” Please reconcile this equivocal statement with the disclosure later in the offer materials (on pages 18-19) showing the future equity stake of the Flanagin Family assuming different participation levels in the offer, given that the Flanagins have stated they will not tender.

Response:  We revised this discussion to remove the equivocal statement, and also to update the disclosure in light of the newly disclosed intended tender of 75,000 shares by a member of the Flanagin Family.

Section 2. Fairness of the Offer, page 9

  Please expand your disclosure of the fairness determination to address each of the factors listed in Instruction 2 to Item 1014 or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction (and why).

Response:  We revised this Section accordingly.

  Quantify to the extent possible the anticipated reduction in costs of compliance with Exchange Act rules that you assert could increase shareholder value if you can deregister the shares after this offer.

Response:  We revised this Section accordingly.

  Please revise your disclosure here, to clarify as you do elsewhere in the Offer to Purchase for Cash, that a majority of the board of directors that approved this transaction do not intend to tender any of the shares they own. In this regard, we note the absence of the safeguard in Item 1014(d) and your disclosure that the offer is procedurally fair to unaffiliated stockholders, in part, due to the “same financial effects of the Offer on affiliated and unaffiliated stockholders”.

Response:  We revised this Section accordingly.

Section 3. No Fairness Opinion of Financial Advisor, page 10

  Explain why you elected not to engage a fairness advisor to assess the fair value of the shares, given the limited liquidity and lack of trading market.

Response:  We revised this Section accordingly.

Section 5, Effects of the Offer, page 12

  Explain the reasons for structure and in particular the timing of this offer. See Item 1013(c) of Regulation M-A.

Response:  We revised this Section accordingly.

  If you considered alternative transaction structures, please explain why they were rejected in favor of this issuer tender offer. If you did not consider alternative types of transactions, explain why not. See Item 1013(b) of Regulation M-A.

Response:  We expanded  Section 1 accordingly.

Section 13. Source and Amount of Funds, page 20

  Please revise to disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plan falls through. If no such arrangements exist, please revise to so state. Refer to Item 1007(b) of Regulation

M-A.

Response:  We do not believe there are any material conditions to the financing, and accordingly removed the use of the term “Financing Condition”.  Thus, we did not discuss alternative finanancing.

  Please revise to disclose a summary of the expected interest rate of the credit facility. Refer to item 1007(d)(1) of Regulation M-A.

Response:  We revised Section 13 to disclose that the interest rate on the credit facility is 3.50% per annum.

Appendix A, page 33

  Please revise the information in the column titled “Last Five Years Business Experience” of the table on page 33, to include the start and end date of each position held during the past five years. Refer to Item 1003(c)(2) of Regulation M-A.

Response:  We revised Appendix A accordingly.

Schedule 13E-3

General

  We note that members of the Flanagin Family serve as officers and directors of the company and collectively own 44.7% of the shares before the offer. That percentage would increase to 59% if one-half of the shares subject to the offer are purchased in the offer, and could increase even further with greater participation. We also note that the shares for which the offer is made represent 100% of the shares not owned by the Flanagin Family (who have announced they will not tender into the offer) and other outsiders. Given these facts, please provide your analysis as to whether members of the Flanagin Family should be included as filers on the Schedule 13E-3. Alternatively, add such individuals as filers and provide the disclosure required by the Schedule as to each. We direct your attention to Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gove in your analysis.

Response:  We added the members of the Flanagin Family as filers and provided the disclosures as to each.

  See our last comment above. Revise the offer to purchase to include a “Background” section that discusses the deliberations leading up to and the decision–making process regarding the determination to proceed with the offer, including but not limited to the analysis as to whether or not to engage a fairness advisor.

Response:  We added the new “Background” section to Section 1.

  The Background section requested in our last comment should specifically discuss how you arrived at the offer price, given the lack of trading market, liquidity and the decision not to engage a fairness advisor for this offer.

Response:  We included this discussion in the “Background” section.

We hope our responses have adequately addressed your comments. You may contact our attorney, Mark Burgreen at 706-828-2009, with any questions or concerns.

Very truly yours,
/s/ T. Greenlee Flanagin

T. Greenlee Flanagin
President